Mail Stop 4561

June 16, 2008

VIA U.S. MAIL AND FAX (212) 541-6668

Mr. John G. Duffy
Chairman and Chief Executive Officer
KBW, Inc.
787 Seventh Avenue
New York, NY 10019

> **Re:** **KBW, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-33138**

Dear Mr. Duffy:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the year ended December 31, 2007

Revenues – Investment Banking, page 35

1. Please tell us the reasons for the increases in underwriting revenues and M&A and advisory fees. Merely stating that revenues increased or decreased over the prior year is not sufficient. Accordingly, please revise future filings. For reference see Item 303 of Regulation S-K.

2. In addition, you disclose that private placement revenues decreased due to smaller and less profitable PreTSL™ structured finance transactions in 2007 than in 2006. Please tell us, and disclose in future filings, whether this is a trend that is expected to continue, or whether this was related to current market conditions.

Liquidity and Capital Resources, page 42

3. Please provide disclosure about any potential impact caused by the decreases in fair value of your financial instruments (i.e. potential requirement to sell assets to meet margin calls, day-to-day liquidity, debt obligations or covenants, or regulatory restrictions).

Critical Accounting Policies and Estimates, page 44

4. Please disclose the valuation techniques being used to value your level 3 financial instruments, and disclose your key valuation assumptions. For those assumptions, discuss the sensitivities of your fair value estimates to these assumptions, and provide an analysis to give users a sense of the potential variability of the fair value estimate.

5. Please disclose any changes in valuation techniques used to value financial instruments from those used in prior periods, and the reason for those changes, particularly for those financial instruments which were previously categorized at a higher level.

Financial Statements and Supplementary Data

(10) Securitization Activities, page 69

6. Please tell us what, if any, exposure you have to monoline insurers, and what impact this exposure has had on your financial statements through the quarter ended March 31, 2008.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Principal Transactions, net, page 21

7. We note that you incurred a $30.1 million loss related to unrealized losses on fixed income securities which primarily relates to your financial instruments owned. Please tell us the nature of these fixed income securities and what types of investments these losses relate to. Also, please tell us why you have not provided more robust disclosure as it relates to this loss as it had a significant impact on you income statement. We may have further comment.

Schedule 14A Filed April 21, 2008

Compensation Philosophy and Objectives, page 15

8. In this section, you disclose that you evaluate the compensation provided to key employees and provide compensation at competitive levels relative to compensation paid to similarly-situated executives. In future filings, please clarify the peer group used in making your compensation decisions. Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should also include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.

Determining Executive Compensation, page 17

9. In this section, you disclose that use peer data provided by outside vendors in determining compensation. Further, on page 14, you disclose that you have retained outside consultants to assist the compensation committee. In future filings, please provide the disclosure required by Item 407(e)(3)(iii).

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief